Exhibit 4.36

Consultant Service Agreement

THIS AGREEMENT IS CONCLUDED ON 09/03/2021

BETWEEN

Biophytis SA, a public limited company (French société anonyme) having its registered office at 14 avenue de l’Opéra, 75001 Paris, registered with the Paris Trade and Companies Register under number 492 002 225 and represented by Mr Stanislas Veillet, duly authorised for the purposes hereof (hereinafter the “Customer”);

AND

SUCCESSFUL LIFE SAS, a simplified joint stock company with a sole shareholder (French société par actions simplifiée), with a share capital of 1,000 euros whose registered office is 54 Rue Dombasle, 75015 Paris, registered with the Paris Trade and Companies Register under number 832 104 574, represented by Mr Jean Mariani, duly authorized for the purposes hereof (hereinafter the “Service Provider”).

The Customer and the Service Provider are hereinafter referred to collectively as the Parties and individually as a Party.

WHEREAS:

The Customer is a clinical stage biotechnology company specialized in the development of treatments aimed at slowing degenerative processes related to aging and improving functional outcomes in patients suffering from age-related diseases, including severe respiratory failure among patients suffering from COVID-19.

The Service Provider is a company that offers support and advisory services particularly in the pharmaceutical industry. In particular, the Service Provider has expertise in the medical, pharmaceutical field and specifically in the biology of ageing.

The Parties entered into an agreement for the provision of consultant services dated October 1, 2019 (the “Initial Agreement”). This agreement was extended by an amendment dated October 1, 2020. The Parties have hereby agreed to terminate the amendment effective as of January 1, 2021 and to enter into a new agreement under the following terms and conditions.

1.	PURPOSE

Under this Contract, the Service Provider agrees to provide the Customer with consultancy services of scientific and strategic nature, in particular (without this list being exhaustive) (the « Services »):

•	Be at the disposal of the Customer’s General Management and its Board of Directors for any consideration about the company’s strategic development plan or its potential evolution.

•	Contribute to the publication target, particularly by participating in the drafting, proofreading and validation of scientific articles.

•	Participate in meetings of the Management Committee at the request of the General Management, in particular by providing scientific and medical advice and support for the proper execution of the scientific and clinical development plan of the product portfolio.

2.	TERMINATION OF THE INITIAL AGREEMENT

Each Party, as far as it is concerned:

(a)	hereby expressly and unconditionally waives the provisions of the Initial Agreement, including article 13 of the Initial Agreement, as amended by article 2 of the amendment dated October 1, 2020;

(b)	more generally, expressly and unconditionally waives any rights it may have, which it may exercise or otherwise claim under the Initial Agreement as amended by the amendment dated October 1, 2020;

(c)	expressly and unconditionally agrees to amicably terminate, with effect as of today’s date, the Initial Agreement as amended by the amendment dated October 1, 2020, without any indemnity on each side and without the completion of any other formality to this effect; and

(d)	declares itself fully and unconditionally satisfied with its rights under the Initial Agreement as amended by the amendment dated October 1, 2020, and expressly and irrevocably waives the exercise of any right resulting, directly or indirectly, from the Initial Agreement as amended by the amendment dated October 1, 2020, and in particular, any right or recourse, any proceedings (including, without limitation, judicial, administrative or arbitral proceedings) or litigation against the other Party for any reason whatsoever, regarding the negotiation, conclusion and performance of the Initial Agreement as amended by the amendment dated October 1, 2020, their outcomes, and more specifically the ties and all relationships (including commercial ones) having united them.

As a result of the termination of the Initial Agreement as amended by the amendment dated October 1, 2020, the Parties no longer have any rights and are no longer bound by any obligation under the Initial Agreement as amended by the amendment dated October 1, 2020 as of the date hereof.

Notwithstanding any contrary provisions, the Parties expressly and irrevocably agree that no provision of the Initial Agreement as amended by the amendment dated October 1, 2020, of any nature whatsoever, shall survive this Contract.

3.	OBLIGATIONS OF THE SERVICE PROVIDER

The Service Provider undertakes to provide the Customer with the services agreed with the Customer’s General Management.

The Service Provider confirms and warrants that on the date of signature of the Contract, it is not bound by any obligation or prohibition having the purpose or effect of affecting in any way the formation or performance of this Contract. The Service Provider confirms and warrants that it is not aware of any circumstance likely to affect in any way the formation or performance of the Contract. This provision is essential and decisive for the Customer’s commitment.

2

The Service Provider warrants that it will provide the Services with professionalism, loyalty, punctuality and competence, in accordance with best practice. Specifically, the Service Provider undertakes to use all due diligence required for the proper performance of the Services and to allocate to the performance of said services the most appropriate material means, it being understood that it will be responsible for defining said means, without the Customer being able to interfere in any way whatsoever.

The Service Provider undertakes to act honestly and impartially towards the Customer throughout the term of the performance of the Contract.

The Service Provider confirms that it has taken out all necessary insurance policies in order to cover all the liabilities that may result, at its expense, from the conclusion and performance hereof.

Without prejudice to the provisions of article 8, the Service Provider shall decide on the choice of personnel to be assigned to the tasks covered by this Contract.

Personnel may not receive any guidelines or instructions from the Customer. It shall remain subject to the sole authority of the Service Provider.

The Service Provider undertakes to employ qualified personnel with the skills necessary for the performance of the Contract.

It is specified, for any useful purpose, that the Service Provider may not use external consultants with a particular competence for the provision of one of the Services, as stipulated in the article INTUITU PERSONAE.

The Service Provider shall remain solely liable for its authorised or non-authorised staff, employees, subcontractors. The Service Provider undertakes to comply with labour legislation and to be in good standing with the social and tax bodies.

The Service Provider will regularly report on the Services rendered to the Customer. This report may be carried out by any means, unless the Customer requests the Service Provider to carry out this report in writing.

4.	OBLIGATIONS OF THE CUSTOMER

During the term of the Contract, taking into account the mobilisation required by the Service Provider’s performance hereof, the Customer undertakes to request the Service Provider’s Services at least six (6) full days per month.

During the term of the Contract, the Customer undertakes to provide the Service Provider with all the information and documents necessary to perform the Services and to keep it informed of all elements of any kind, essential for the proper performance of its mission.

The Customer also undertakes, whenever the Services render it necessary or useful, to allow the Service Provider’s personnel free access to its premises and facilities and to make available to said personnel all means likely to facilitate their intervention, with said personnel having to comply with all provisions laid down by the Customer, in particular regarding access and movement on the premises, health and safety and confidentiality.

Finally, the Customer undertakes to remunerate the Service Provider under the conditions set out in the article REMUNERATION OF SERVICES. The parties expressly agree that this is an essential obligation of the Contract.

3

5.	TERMS FOR PROVISION OF SERVICES

The Provider undertakes to provide the Services six (6) full days per month, of which at least three (3) full days at the Customer’s premises.

The choice of working days will be determined at the request of the Customer according to its needs, provided that each request is sent to the Service Provider with reasonable notice.

The Service Provider may attend the meetings of the Customer’s Board of Directors, Management Team or Scientific Committee, when the Customer deems it necessary depending on the items on the agenda.

In the event that the Service Provider is called upon to attend one of the meetings of one of the Customer’s management bodies mentioned above, the Service Provider is bound to discretion with regard to confidential information as specified in Article 12.

As part of its Services and during the term of the Contract, the Customer will provide the Service Provider with (i) a “biophytis.com” email address account and (ii) a telephone number.

It is specified that the Service Provider will use the title of “Chairman of the Scientific Committee” in its communication with third parties.

6.	REMUNERATION OF SERVICES AND REFUND OF FEES

In return for the Services, the Provider shall receive remuneration calculated as follows:

450 (four hundred and fifty) euros per day of work payable monthly according to the number of days worked in the month, up to a maximum of six days per month and an annual ceiling of 32,400 (thirty-two thousand four hundred) euros.

The Customer undertakes to pay this remuneration to the Service Provider, upon presentation of the corresponding invoices, it being specified that the Service Provider will be remunerated on the basis of monthly invoices.

The costs incurred by the Provider in connection with the performance of the Services, including travel costs: hotel stays, catering, transport, and registration fees at professional congresses, will be reimbursed by the Customer upon presentation of receipts, it being agreed that any costs in excess of 1,000 (one thousand) euros will require the Customer’s prior written consent.

7.	INTUITU PERSONAE

In order to guarantee better quality and monitoring of the Services, the Service Provider undertakes, for the entire duration of the performance of the services, except in cases of force majeure, to personally perform the Services and in particular to ensure that Mr Jean Mariani is mainly responsible for the performance of the Services. It is therefore prohibited, except with the Customer’s written agreement derogating from this rule, from subcontracting all or part of the services incumbent upon it.

If the Service Provider is no longer able to perform the Services personally, the Contract shall be terminated automatically and with immediate effect.

If the Service Provider’s employees were to intervene in the performance of the Services - object of the Contract - these employees should first be approved by the Customer and must act under the direct supervision of the Service Provider.

4

8.	RULES APPLICABLE TO THE SERVICE PROVIDER’S PERSONNEL

The Services shall be provided by the Service Provider, at the Customer’s premises and with its equipment and at all locations required for the proper performance of the Services.

The Contract does not create any subordination relationship between the Customer, the Service Provider and the Service Provider’s personnel. The Service Provider shall therefore be solely responsible for the management of its personnel, which shall remain under its entire subordination. The Service Provider shall be solely responsible for the conclusion and termination of the employment contracts of its personnel and shall give them any useful guidelines and instructions.

As employer, the Service Provider shall take personal responsibility for the treatment, salaries, bonuses, social security contributions, paid leave, management and in general all the obligations incumbent on it with regard to its staff.

The Service Provider certifies that it has fulfilled all of the tax and social security obligations incumbent on it, and in particular those referred to in Articles L. 8221-3 and L. 8221-5 of the French Labour Code.

The Service Provider confirms and declares on its honour that the Services will be performed by employees employed in accordance with Articles L.3243-1, L. 3243-2, L.3243-4, L.1221-13, L.1221-15 and L.8251- 1 of the French Labour Code and in compliance with the provisions of Articles L.8221-1 and L.8221-2 of the same Code.

Each of the Parties states that it is registered with the Trade and Companies Register, as well as with the Union pour le Recouvrement des Cotisations de Sécurité Sociale et des Allocations Familiales (URSSAF, Union for the Collection of Social Security Contributions and Family Allocations).

The Service Provider undertakes to communicate to the Customer, on first request:

a.	on the one hand, a certificate of provision of social declarations and payment of contributions and social security contributions as per Article L.243-15 of the French Labour Code issued by the social protection body responsible for collecting taxes and contributions less than six months old. The Customer shall ensure the authenticity of this certificate with URSSAF.

b.	on the other hand, either an extract of its registration in the Trade and Companies Register (K or K bis), or an identification card proving its registration in the trade register.

In the absence of the aforementioned documents, all other supporting documents provided for in Article D.8222-5 of the French Labour Code shall be provided to the Customer

The Service Provider expressly and irrevocably undertakes to renew the communication of the aforementioned documents in the Article. The Service Provider undertakes to communicate to the Customer, on first request, every six months, until the end of this contract.

9.	OBLIGATIONS OF BEST EFFORT

The Service Provider undertakes to perform the services provided under this Contract in accordance with best practice, it being specified that the obligations incumbent on the Service Provider are by mutual agreement considered as obligation of best effort.

5

10.	SERVICE PROVIDER’S INDEPENDENCE

The Service Provider confirms that the Contract does not infringe or violate any commitment made by the latter, and guarantees the Customer against any action that may be brought against it on this basis.

The Contract only creates relations between the Parties as independent contractors and cannot in any way be interpreted as creating an association or a company between them.

The Parties acknowledge that the Contract is not an adhesion contract as defined in paragraph 2 of Article 1110 of the French Civil Code, that is to say a contract whose general terms and conditions would have been excluded from negotiation.

The Parties declare that the provisions of the Contract were, in accordance with the mandatory provisions of Article 1104 of the French Civil Code, negotiated in good faith and that pursuant to Article 1112- 1 of the same Code, all information of which the importance is decisive for the consent of the other party has been disclosed, knowing that the breach of the duty of information could lead to its cancellation.

The Service Provider does not have, under the Contract, the power to enter into contract on behalf of the Customer or the power to bind it in any way to third parties. Consequently and in no way may the Customer be held liable for commitments made by the Service Provider on behalf of the Customer without the person legally responsible for the Customer or its duly authorised representatives being involved in these commitments.

11.	NON COMPETITION / NON SOLICITATION

The Service Provider undertakes, throughout the term of this Contract and for a period of one (1) year from the expiry of this Contract, not to have any business relationships in any form whatsoever, directly or indirectly, in particular (i) by performing duties (employees, corporate officers, service providers or otherwise), or (ii) by holding interests regardless of the form and nature, including the holding of securities or loan claims in unlisted entities, or more than 1% of the capital of listed companies, with any company or business operating in any form whatsoever, any development or marketing activity of products competing with those of the Customer (the Customer’s products being defined as the drug candidates concerning muscular dystrophy (Sarconeos and BIO103) and retinal degeneration (Macuneos and BIO203).

During the same period, the Service Provider also undertakes not to solicit or draft on its behalf or on behalf of any entity it holds a majority stake in, directly or indirectly, any person who has exercised within twelve (12) months prior to the date of the offer to hire their activity on behalf of the Customer as an employee or consultant or subcontractor.

12.	CONFIDENTIALITY

Definition of Confidential Information

For the purposes of this Article, the term “Confidential Information” means all financial, operational, technical or other information relating to the Customer which will be communicated to the Service Provider or of which it will become aware in connection with the provision of the Services, verbally or in writing or via any other medium; as well as the content of the Contract.

Confidential Information shall not include any information that:

•	is already in the public domain at the time of its disclosure or has been made known to the public in any manner whatsoever and without any breach of the Contract;

•	prior to its disclosure, was already known, held or used in any way by the Party to which such Confidential Information was disclosed and provided that the latter provides written evidence of such knowledge, holding or use;

6

•	is independently developed by the Service Provider;

•	is disclosed with the Customer’s prior written approval; or

•	must be disclosed following the decision of a court of competent jurisdiction or following any regulatory or legislative measure to the extent that the Service Provider notifies the Customer in writing and as soon as possible.

Confidentiality undertaking

The Service Provider undertakes:

•	to maintain the confidential nature of the Confidential Information and to ensure the confidentiality of such information by its staff, its agents (social and contractual) and any subcontractors;

•	to report to the Customer any incident that might cause the Confidential Information to lose its confidential nature;

•	not to reproduce, in any form whatsoever, any Confidential Information without the prior written consent of the Customer;

•	to implement the appropriate procedures and take all useful measures to avoid the disclosure or communication of Confidential Information to third parties, and the loss of media containing such information;

•	immediately inform the Customer in the event of loss of media containing Confidential Information;

•	to deliver to the Customer, upon expiry or termination of the Contract or at the first request of the latter, all media containing Confidential Information, including copies if they exist, still in its possession.

Term of the obligation

For any Confidential Information, the confidentiality period shall commence on the date of its transmission to the Service Provider, or on its creation by the Customer and shall end five (5) years after the expiration or termination of the Contract.

13.	TERM AND TERMINATION

This Contract shall take effect on January 1 and end on December 31, 2021. It may be renewed by tacit agreement, unless expressly terminated by one of the Parties at least three months before the annual expiry date.

Furthermore, in the event of a serious breach by one Party of one of the essential contractual obligations, particularly in the event of non-performance by one of the Parties of its obligations under this Contract, the other party may terminate the contract, without it being necessary to carry out any legal formality, by means of a simple registered letter with acknowledgement of receipt, one month after a formal notice has remained unheeded, and without prejudice to any action for damages.

7

14.	TRANSFER

The Contract was negotiated and entered into by each of the Parties in consideration of the intuitu personae attached to the other Party. Consequently, the Contract may not, without the approval of the other Party, be the subject of a transfer to a third party or a company contribution.

Similarly, the Service Provider undertakes to perform the services personally and is not authorised, except with the written agreement of the Customer, derogating from this rule, to subcontract all or part of the services incumbent upon it.

15.	NOTICES

All notices relating to the Contract must be sent by registered letter with acknowledgement of receipt and shall take effect as soon as they are first presented by post.

Notices made hereunder shall be sent to the Parties as follows:

To the Customer:	Biophytis SA For the attention of Mr Stanislas Veillet 14 avenue de l'Opéra 75001 Paris +33 1 44 27 23 00 stanislas.veillet@biophytis.com

To the Service Provider:	SUCCESSFUL LIFE SAS For the attention of Mr Jean Mariani 54 rue Dombasle 75015 Paris +33 6 73 57 31 36 jean.mariani@gmail.com or to such other address as the Parties shall have indicated in accordance with this article.

16.	OTHER PROVISIONS

The provisions contained in the Contract express the entire agreement between the Parties with respect to the Services. They shall prevail over those appearing on any document or communication, written or exchanged between the Parties, prior to the conclusion of the Contract.

Failure to exercise all or part of any of the rights resulting from the provisions of the Contract shall not constitute a waiver of the benefit of this right for the future or any other right resulting from the Contract.

The invalidity of any of the obligations arising from this Contract for any reason whatsoever shall in no way affect the validity of any other obligations arising from this Contract.

All provisions of this Contract are strictly binding. Any amendment to this Contract may only result from a written document signed by the Parties.

The Parties each waive the right to avail themselves of the provisions of Article 1195 of the French Civil Code which allow, if a change in circumstances unforeseeable at the time of the conclusion of the agreement was to render its performance excessively onerous, to request the renegotiation thereof.

8

17.	APPLICABLE LAW AND JURISDICTION

Applicable Law:

The Contract is subject to French Law.

Jurisdiction:

Any dispute arising from the conclusion, interpretation, performance or non-performance, or the consequences of this Contract, shall be the jurisdiction of the courts within the jurisdiction of the Paris Court of Appeal.

9

Done in Paris,

In two copies,

9 March, 2021

/s/ Stanislas Veillet	/s/ Jean Mariani
Biophytis SA Represented by Mr Stanislas Veillet	SUCCESSFUL LIFE SAS Represented by Mr Jean Mariani

10